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                                 July 25, 1997

Board of Directors
Staten Island Bancorp, Inc.
Board of Trustees
Staten Island Savings Bank
15 Beach Street
Stapleton, New York  10304-2713

Gentlemen:

        You have requested our opinion regarding certain federal income tax consequences of the conversion of Staten Island Savings Bank ("Staten Island Savings" or the "Bank"), a federally-chartered savings bank, from mutual to stock form (the "Conversion"). In the Conversion, all of Staten Island Savings' to-be-issued capital stock will be acquired by Staten Island Bancorp, Inc. (the "Company"), a newly-organized Delaware-chartered corporation. For the reasons set forth below, and based on your representations in a letter dated July 24, 1997 ("Representation Letter"), it is our opinion that the proposed Conversion will qualify as a reorganization within the meaning of Section 368(a)(1)(F) of the Internal Revenue Code of 1986, as amended (the "Code").
Our opinion also addresses other income tax consequences which follow from this conclusion.

        This Opinion Letter, including the opinions contained herein, is governed by, and should be interpreted in accordance with, the Legal Opinion Accord (the "Accord") of the American Bar Association Section of Business Law
(1991). As a consequence, it is subject to a number of qualifications, exceptions, definitions, limitations on coverage and other limitations, all as more particularly described in the Accord, and herein, and this Opinion Letter should be read in conjunction with the Accord. Our opinions herein are limited to the Code and the regulations promulgated thereunder (the "Subject Laws"). We express no opinion as to other federal laws and regulations or as to laws and regulations of other jurisdictions or as to factual or legal matters other than as set forth herein.

        We have reviewed the Company's Registration Statement on Form S-1 relating to the proposed issuance of up to 42,981,250 shares of common stock, par value $0.01 per share ("Common Stock"), subject to adjustment by the Company in connection with the Conversion, the Prospectus contained therein, the Certificate of Incorporation and Bylaws of the Company, the existing mutual and proposed Federal Stock Charter of Staten Island
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Board of Directors
Staten Island Bancorp, Inc.
Board of Trustees
Staten Island Savings Bank
July 25, 1997
Page 2


Savings, the Plan of Conversion of Staten Island Savings, Staten Island Savings' Application for Conversion and such other corporate records and documents as we have deemed relevant and necessary for the purposes of this opinion. In our examination of documents, we have assumed the authenticity of those documents submitted to us as certified, conformed or reproduced copies. As to matters of fact which are material to this opinion, we have relied upon the accuracy of the factual matters set forth in the Company's Registration Statement on Form S-1 and Staten Island Savings' Plan of Conversion.


                                     FACTS

        Staten Island Savings is a federally-chartered mutual savings bank which conducts business from its main office and branch offices located in Staten Island and Brooklyn, New York. At April 30, 1997, Staten Island Savings had total assets of approximately $1.8 billion, deposits of approximately $1.6 billion and net worth of approximately $177.3 million. Staten Island Savings is a member of the Federal Home Loan Bank ("FHLB") System, and its deposits are insured by the Bank Insurance Fund ("BIF"), administered by the Federal Deposit Insurance Corporation.

        As a mutual savings bank, Staten Island Savings has no capital stock. Each depositor has both a deposit account in the institution and a pro rata ownership interest in the net worth of the institution based on the balance in his or her deposit account. This ownership interest is tied directly to the depositors' deposit accounts, and the depositors ordinarily cannot realize the value of their ownership, except in the unlikely event that Staten Island Savings were to be liquidated. In such event, the depositors would share pro rata in any residual net worth after other claims, including those of depositors for the amount of their deposits, are paid.

        The Company is a recently-formed Delaware corporation which will acquire all of the to-be-outstanding capital stock of Staten Island Savings upon consummation of the Conversion and, thereby, become a holding company. The Company shall purchase all of the capital stock of Staten Island Savings with a portion of the net proceeds from the Conversion.

        On April 16, 1997, the Board of Trustees of Staten Island Savings unanimously adopted a Plan of Conversion. The purpose of the Conversion is to enable the Bank to issue and sell shares of its capital stock to the Company and thereby enhance the equity capital base of the Bank, which will support continuing savings growth of the Bank, possible
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Board of Directors
Staten Island Bancorp, Inc.
Board of Trustees
Staten Island Savings Bank
July 25, 1997
Page 3


acquisitions of other financial institutions and further enhance the Bank's capabilities to serve the borrowing and other financial needs of the communities it serves. The use of the holding company format will provide greater organizational flexibility and possible diversification.

        The Company will file a Registration Statement on Form S-1 to register its Common Stock under the Securities Act of 1933 pursuant to which it will offer for sale shares of its Common Stock. The Common Stock will be offered for sale in a Subscription Offering pursuant to subscription rights which will not be transferable and will be issued without payment therefor. The recipients will not be entitled to receive cash or other property in lieu of such rights. It is anticipated that any shares of Common Stock remaining unsold after the Subscription Offering will be sold through a Community Offering and, if necessary, a Syndicated Community Offering. All shares of Common Stock will be sold at a uniform price based upon an independent valuation.

        The Conversion will be effected only upon completion of the sale of all shares of Common Stock of the Company to be issued pursuant to the Plan of Conversion. The Company has no plan or intention to dispose of any shares of the capital stock of Staten Island Savings, to cause Staten Island Savings to be merged with any other corporation, or to liquidate Staten Island Savings.

        The Conversion will not affect the business of Staten Island Savings. Mortgage and other loans of Staten Island Savings will remain unchanged and retain their same characteristics after the Conversion. There is no plan or intention for Staten Island Savings to sell or otherwise dispose of any of its assets following the Conversion, except for dispositions in the ordinary course of business.

        Each deposit account in Staten Island Savings at the time of the consummation of the Conversion shall become, without any action by the account holder, a deposit account in the converted Bank equivalent in withdrawable amount, and subject to the same terms and conditions (except as to voting and liquidation rights), as the deposit account in Staten Island Savings immediately prior to the Conversion. In addition, at the time of the Conversion, Staten Island Savings shall establish a liquidation account in an amount equal to Staten Island Savings' net worth as reflected in the final prospectus utilized in the Conversion. The liquidation account will be maintained for the benefit of all Eligible Account Holders and Supplemental Eligible Account Holders who maintain their deposit accounts in Staten Island Savings after the Conversion. Each such account holder will, with respect to each deposit account, have an inchoate interest in a portion of the liquidation
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Board of Directors
Staten Island Bancorp, Inc.
Board of Trustees
Staten Island Savings Bank
July 25, 1997
Page 4


account which is the account holder's subaccount balance. An account holder's subaccount balance in the liquidation account will be determined at the time of the Conversion and can never increase thereafter. It will, however, be decreased to reflect subsequent withdrawals that reduce, as of annual closing dates, the amount in each depositor's account below the amount in the account at the time of the Conversion. In the event of a complete liquidation of Staten Island Savings, each Eligible Account Holder and Supplemental Eligible Account Holder will be entitled to receive a liquidation distribution in the amount of the balance of his or her subaccount in the liquidation account before any distribution may be made with respect to the capital stock of Staten Island Savings.


                                LAW AND ANALYSIS

        Section 368(a)(1)(F) of the Code provides that a mere change in the identity, form or place of organization of one corporation, however effected, is a reorganization. If a transaction qualifies as an "F"-type reorganization, it will generally be nontaxable to the corporation and its shareholders under related provisions of the Code.

        In Rev. Rul. 80-105, 1980-1 C.B. 78, the Internal Revenue Service considered the federal income tax consequences of the conversion of a federal mutual savings and loan association to a state stock savings and loan association. The ruling concluded that the conversion qualified as a mere change in identity, form or place of organization within the meaning of Section 368(a)(1)(F). The rationale for this conclusion is not clearly expressed in the ruling, but two factors are stressed. First, the changes at the corporate level other than the place of organization and form of organization were regarded as insubstantial. The converted association continued its business in the same manner; it had the same savings accounts and loans. The converted association continued its membership in the Federal Savings and Loan Insurance Corporation (replaced subsequently by the SAIF) and remained subject to the regulations of the Federal Home Loan Bank Board, which was replaced subsequently by the Office of Thrift Supervision. Second, the ruling states that the ownership rights of the depositors in the mutual company are "more nominal than real." Although the ruling does not explain the significance of this statement, subsequent administrative interpretations have indicated that the Internal Revenue Service believes these nominal rights are preserved in the liquidation account that is typically established for the depositors' benefit. This approach enables the Internal Revenue Service to distinguish the tax treatment of conversion transactions from the tax treatment of acquisitive transactions in which mutual companies acquire stock companies. See Paulsen v. Com'r, 469 U.S. 131 (1985); Rev. Rul. 69-6 1969-1 C.B. 104.
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Board of Directors
Staten Island Bancorp, Inc.
Board of Trustees
Staten Island Savings Bank
July 25, 1997
Page 5


        The Internal Revenue Service has extended the holding of Rev. Rul. 80-105 to transactions similar to the one contemplated by Staten Island Savings and the Company, in which a conversion from mutual to stock form occurs simultaneously with the creation of a holding company. See e.g. private letter rulings numbered 9140014 and 9144031. While these rulings have no precedential value, they do indicate the current views of the Internal Revenue Service on the issues presented. Hanover Bank v. U.S., 369 U.S. 672, 686 (1962).

        In our opinion and based on your Representation Letter, the conversion of Staten Island Savings from a federally-chartered mutual savings bank to a federally-chartered stock savings bank, and the sale of its capital stock to the Company, will constitute a reorganization within the meaning of Section 368(a)(1)(F) of the Code because the transaction represents a mere change in the form of organization of a single corporation. There will be no change in Staten Island Savings' business or operations, nor in its loans and deposits, all of which will become loans and deposits of the converted savings bank. The only significant difference between the assets of Staten Island Savings before and after the Conversion will be the infusion of new capital. An infusion of capital occurs in all conversion transactions, however, and had no effect upon the Internal Revenue Service's analysis in Rev. Rul. 80-105. The ownership rights of the depositors of the mutual savings bank, which have nominal value, will be preserved through their interests in the liquidation account in the converted savings bank. This account will be substantially the same as the liquidation account described in Rev. Rul. 80-105.

        Because the Bank's change in form from mutual to stock ownership will constitute a reorganization under Section 368(a)(1)(F) of the Code, and neither the Bank nor the Company will recognize any gain or loss as a result of the Conversion pursuant to Section 361 of the Code and Rev. Rul. 80-105, it is also our opinion that (1) no gain or loss will be recognized by the Bank or the Company upon the purchase of the Bank's capital stock by the Company; (2) no gain or loss will be recognized by Eligible Account Holders and Supplemental Eligible Account Holders upon the issuance to them of deposit accounts in the Bank in its stock form plus their interests in the liquidation account in exchange for their deposit accounts in the Bank in its mutual form; (3) the tax basis of the depositors' deposit accounts in the Bank immediately after the Conversion will be the same as the basis of their deposit accounts immediately prior to the Conversion; (4) the tax basis of each Eligible Account Holder's and Supplemental Eligible Account Holder's interest in the liquidation account will be zero; and (5) the tax basis to the stockholders of the Common Stock of the Company purchased in the Conversion will be the amount paid therefor, and the holding period for such shares will begin on the date of consummation of the
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Board of Directors
Staten Island Bancorp, Inc.
Board of Trustees
Staten Island Savings Bank
July 25, 1997
Page 6


Conversion if purchased through the exercise of subscription rights and on the day after the date of purchase if purchased in the Community Offering.

        It is further our opinion that the Eligible Account Holders and Supplemental Eligible Account Holders will recognize gain, if any, upon the issuance to them of withdrawable savings accounts in Staten Island Savings following the Conversion, interests in the liquidation account and non-transferable subscription rights to purchase Company Common Stock in exchange for their savings accounts and proprietary interests in Staten Island Savings, but only to the extent of the value, if any, of the subscription rights.

        The opinions expressed above are limited to the income tax consequences of the Conversion under the Subject Laws. Further, our opinions are based on research of the Code, applicable Treasury Regulations, current published administrative decisions of the Internal Revenue Service, existing judicial decisions as of the date hereof, and your Representation Letter. No assurance can be given that legislative, administrative or judicial decisions or interpretations may not be forthcoming that will significantly change the opinions set forth herein. We express no opinions other than those stated immediately above as our opinions. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and the Application for Conversion.


                                        Very truly yours,

                                        ELIAS, MATZ, TIERNAN & HERRICK L.L.P.



                                        By: /s/ KEVIN M. HOULIHAN
                                           ------------------------------
                                           Kevin M. Houlihan, a Partner